UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 8)*

                         Sierra Health Services, Inc.
           --------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
           --------------------------------------------------------
                         (Title of Class of Securities)

                                  826322-10-9
           --------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      SCHEDULE 13G

CUSIP No. 826322-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Anthony M. Marlon, M.D.
--------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America


                           5   SOLE VOTING POWER
   NUMBER OF                    2,484,490 shares of Common Stock
     SHARES
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                        -0-
      EACH
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                     2,484,490 shares of Common Stock
      WITH
                           8  SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,484,490 shares of Common Stock
--------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                  |_|

--------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         14.1%
--------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13G

CUSIP No. 826322-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Marlon Family Trust
--------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

The assets of the trust have a situs in, and the trust is construed, enforced and administered according to the laws of the State of Nevada.

                           5   SOLE VOTING POWER
   NUMBER OF                      644,638 shares of Common Stock
     SHARES
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                        -0-
      EACH
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                       644,638 shares of Common Stock
      WITH
                           8  SHARED DISPOSITIVE POWER
                                  -0-

--------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         644,638 shares of Common Stock
--------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                  |_|

--------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         3.6%
--------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      OO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.                      (a)       Name of Issuer:

                                       Sierra Health Services, Inc.

                             (b)       Address of Issuer's Principal Executive
                                       Offices:

                                       2724 North Tenaya Way
                                       Las Vegas, Nevada  89128

Item 2.                      (a)       Name of Persons Filing:

                                       (i)   Anthony M. Marlon, M.D.
                                             ("Dr. Marlon")
                                       (ii)  The Marlon Family Trust

                             (b) Address of Principal Business Office or, if none, Residence:

                                       (i), (ii)  2724 North Tenaya Way
                                                  Las Vegas, Nevada 89128

                             (c)       Citizenship:

                                       (i)  United  States of America (ii) The
                                            assets of the trust have a situs in,
                                            and the trust is construed,
                                            enforced,  and administered
                                            according to the laws
                                            of, the State of Nevada

                              (d)       Title of Class of Securities:

                                        Common Stock, $.005 par value

                              (e)       CUSIP Number:

                                        826322-10-9

Item 3.                       This statement is filed pursuant to Rule 13d-1(c).
                              Items 3(a) through 3(h) are, therefore,
                              inapplicable.


Item 4.                       Ownership

                              (a)       Amount Beneficially Owned at December
                                        31, 1995:

                                        Amount beneficially owned by Dr. Marlon
                                        at December 31, 1995: 2,484,490 shares,
                                        including the shares described in the
                                        following two paragraphs.

                                        A total of 644,638 shares are held by
                                        The Marlon Family Trust and beneficially
                                        owned indirectly by Dr. Marlon in his
                                        capacity as co-trustee of such trust.
                                        A total of 1,833,852 shares are held
                                        indirectly through a total  of  twelve
                                        other  trusts  (the "Twelve  Trusts"),
                                        and 1,000 shares are held   indirectly
                                        through   a  limited partnership (the
                                        "Partnership") in which Dr.  Marlon
                                        and his  wife  are the only
                                        limited partners and general partners.

                                        In addition, Dr. Marlon has a right to acquire 5,000 shares within sixty days of December 31, 1995 pursuant to options exercisable within such period.

                              (b)       Percent of Class:

                                        (i)  14.1%
                                        (ii)  3.6%

                              (c)       Number of shares as to which Dr. Marlon
                                        has:

                                        (i)        sole power to vote or to
                                                   direct the vote:
                                                   2,484,490 shares.

                                        (ii)       shared power to vote or to
                                                   direct the vote:  0 shares.

                                        (iii)      sole power to dispose or to
                                                   direct the disposition of:
                                                   2,484,490 shares.

                                        (iv)       shared power to dispose or
                                                   to direct the disposition of:
                                                   0 shares.

                                        Either  of  Dr.  Marlon  or  The  Marlon
                                        Family  Trust  may  be  deemed  to  have
                                        voting  and  dispositive  power over the
                                        shares held by The Marlon  Family Trust,
                                        and,   therefore,   to  have  beneficial
                                        ownership  with  respect to such shares.
                                        Dr. Marlon,  as managing general partner
                                        of the Partnership,  has sole voting and
                                        dispositive  power over the shares  held
                                        by the  Partnership.  Dr.  Marlon may be
                                        deemed  to have or  share  voting  power
                                        and/or dispositive power over the shares
                                        held by the other  trusts  described  in
                                        Item  4(a)  and,   therefore,   to  have
                                        beneficial ownership with respect to such shares.

Item 5.      Ownership of Five Percent or Less of a Class

                    On December 31, 1995, The Marlon Family Trust owned less than five percent of the outstanding class of securities.

Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person

                    Not applicable.

Item 7.      Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on By the
             Parent Holding Company

                    Not applicable.

Item 8.      Identification and Classification of Members of the
             Group

                    Not applicable.

Item 9.      Notice of Dissolution of Group

                    Not applicable.

Item 10.            Certification.

                    Not applicable. This statement is filed pursuant to Rule 13d-1(c).

                    AGREEMENT PURSUANT TO RULE 13d-1(f)

                    Pursuant to Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned agrees that this Amendment No. 8 to Schedule 13G is filed on behalf of each of them, and that subsequent amendments hereto shall be filed on behalf of each of them.

                    The filing of this Amendment to Schedule 13G and amendments hereto, and the statements herein and therein, shall not be construed as an admission that any filing person or any other person named herein is, for purposes of Section 13(d), 13(g), 16(a), or 16(b) under the Exchange Act, or for any other purpose, the beneficial owner of any of the securities described herein or therein, except to the extent that a natural person is reported as having voting and dispositive power, and thus beneficial ownership for purposes of Sections 13(d) and 13(g), over securities owned directly by such person.

                                                    SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 9, 1996
                                  ----------------------------
                                   Date

                                       Anthony M. Marlon, M.D.
                                  ----------------------------

                                       Anthony M. Marlon, M.D.
                                  ----------------------------
                                   Name / Title

                                             February 9, 1996
                                  ----------------------------
                                   Date



                                       THE MARLON FAMILY TRUST


                                   By: Anthony M. Marlon, M.D.
                                 -----------------------------
                                   Signature

                                 Anthony M. Marlon, Co-Trustee
                                 -----------------------------